PE 1/27/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 27 2015

Washington, DC 20549



15005300

DIVISION OF
CORPORATION FINANCE

January 27, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-27-15

Michael P. Donaldson
EOG Resources, Inc.
michael_donaldson@eogresources.com

Re: EOG Resources, Inc.

Dear Mr. Donaldson:

This is in regard to your letter dated January 26, 2015 concerning the shareholder proposal submitted by Mercy Investment Services, Inc. for inclusion in EOG's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that EOG therefore withdraws its December 19, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Valerie Heinonen
Mercy Investment Services, Inc.
vheinonen@mercyinvestments.org



Michael P. Donaldson
Vice President,
General Counsel and Corporate Secretary
EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(713) 651-6260
Fax: (713) 651-6261
Michael_Donaldson@eogresources.com

January 26, 2015

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EOG Resources, Inc. - Withdrawal of No-Action Request With Respect to the Shareholder Proposal Submitted by Mercy Investment Services, Inc.

Ladies and Gentlemen:

This letter is submitted by EOG Resources, Inc. ("***EOG***"), pursuant to Staff Legal Bulletin No. 14 (July 13, 2001), to notify the Staff of the U.S. Securities and Exchange Commission (the "***Commission***") that EOG hereby withdraws its no-action request submitted to the Commission (via email to shareholderproposals@sec.gov on December 20, 2014) with respect to the shareholder proposal and supporting statement (the "***Proposal***") submitted by Mercy Investment Services, Inc. (the "***Proponent***"). The Proponent has withdrawn the Proposal, via letter to EOG dated January 26, 2015; a copy of the Proponent's withdrawal letter is attached hereto as Exhibit 1.

Should the Staff have any questions or require further information, please feel free to contact me at (713) 651-6260 or michael_donaldson@eogresources.com.

Sincerely,

Michael P. Donaldson
Vice President, General Counsel and
Corporate Secretary

cc: **Mercy Investment Services, Inc.**
c/o Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C, #10E
New York, NY 10009
Via email to vheinonen@mercyinvestments.org and
Via facsimile to (314) 909-4694

FISMA & OMB Memorandum M-07-16

energy opportunity growth

Exhibit 1

Copy of Proponent's Withdrawal Letter dated January 26, 2015


MERCY
INVESTMENT
SERVICES, INC.

January 26, 2015

Michael P. Donaldson, Corporate Secretary
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson:

On behalf of Mercy Investment Services, Inc. the filer of a shareholder proposal requesting certain actions and information related to EOG Resources political spending policies and practices, I hereby withdraw that resolution.

Thank you.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C #10E
NY NY 10009
vheinonen@mercyinvestments.org



Michael P. Donaldson
Vice President,
General Counsel and Corporate Secretary
EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(713) 651-6260
Fax: (713) 651-6261
Michael_Donaldson@eogresources.com

December 19, 2014

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EOG Resources, Inc. - Shareholder Proposal Submitted by Mercy Investment Services, Inc.

Ladies and Gentlemen:

This letter is submitted by EOG Resources, Inc. ("***EOG***", "***the company***", "***we***" or "***our***") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "***Exchange Act***") to notify the U.S. Securities and Exchange Commission (the "***Commission***") of EOG's intention to exclude from its proxy materials for its 2015 annual meeting of stockholders a shareholder proposal and supporting statement (the "***Proposal***") submitted by Mercy Investment Services, Inc. (the "***Proponent***").

We also respectfully request confirmation that the Staff of the Division of Corporation Finance (the "***Staff***") will not recommend to the Commission that enforcement action be taken if EOG excludes the Proposal from its 2015 proxy materials in reliance on Rule 14a-8(i)(10). A copy of the Proposal, together with related correspondence received from the Proponent, is attached hereto as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008), a copy of this letter is also being e-mailed and faxed to the Proponent. The mailing address, e-mail address and facsimile number for the Proponent is set forth at the end of this letter.

EOG currently intends to file its definitive 2015 proxy materials with the Commission on or about March 20, 2015. Accordingly, in accordance with Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which EOG expects to file its definitive 2015 proxy materials.

THE PROPOSAL

The Proponent has requested that EOG provide a semi-annual report regarding corporate political contributions (including any payments by EOG to trade associations that are used for political purposes) and EOG's related policies and procedures for all such expenditures to EOG's Board of Directors (the "***Board***") or a Board committee. The proponent has further requested that EOG post such report on its company website within 12 months from the date of the 2015 annual meeting of stockholders.

The resolution portion of the Proposal reads as follows:

> "Resolved, that the shareholders of EOG Resources, Inc. ("EOG" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:
>
> 1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
>
> 2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:
>
> a. The identity of the recipient as well as the amount paid to each; and
>
> b. The title(s) of the person(s) in the Company responsible for decision-making.
>
> The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting."

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) -- EOG has already substantially implemented the Proposal and it may be excluded under Rule 14a-8(i)(10).

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from a company's proxy materials if "the company has already substantially implemented the proposal." This rule was designed "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Exchange Act Release No. 34-12598 (July 7, 1976).*

The standard the Staff has applied in determining if a proposal is substantially implemented is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See Exchange Act Release No. 34-20091 (August*

16, 1983), Texaco, Inc. (available March 28, 1991), The Coca-Cola Company (available January 25, 2012), General Electric Company (available February 24, 2011) and *PG&E Corporation (available March 10, 2010)*. The Staff does not require companies to implement every detail of a proposal to warrant exclusion under Rule 14a-8(i)(10). When a company can demonstrate that it has taken actions to implement the essential objective of a shareholder proposal, even if by means other than those suggested by the proponent, the Staff has concurred that the proposal may be excluded as moot. *See, e.g., Del Monte Foods Company (available June 3, 2009), Wal-Mart Stores, Inc. (available March 10, 2008), Caterpillar Inc. (available March 11, 2008); The Dow Chemical Co. (available March 5, 2008), Johnson & Johnson (available Feb. 22, 2008),* and *The Kroger Co. (available April 11, 2007).*

We believe that the Proposal may be properly omitted pursuant to Rule 14a-8(i)(10) because EOG has already substantially implemented the Proposal. EOG had discussions with the Proponent regarding the Proposal on December 4, 2014. In response to these discussions, on December 10, 2014, EOG published disclosures regarding the company's political contributions and activities on its corporate website (www.eogresources.com) under the "Investors – Corporate Governance" tab. We also provided a copy of these disclosures to the Proponent (via electronic mail) on December 10, 2014 (see Exhibit 2 attached hereto). For the Staff's convenience, we have included the complete text of these disclosures on Exhibit 3 attached hereto, and refer to such disclosures herein.

Specifically, our "Political Contributions and Activities" disclosures:

- describe EOG's policies regarding political contributions and activities, as set forth in the EOG Resources, Inc. Code of Business Conduct and Ethics for Directors, Officers and Employees (also available under the "Investors – Corporate Governance" tab of our corporate website);

- state that EOG does not (1) utilize corporate funds to make contributions to any federal, state or local political candidate, party, organization or campaign or to engage in "independent expenditures" or "electioneering" as defined under federal elections law or (2) sponsor or administer a political action committee;

- confirm that, while third-party websites and reports may disclose personal political contributions made by individuals who have listed EOG as their employer on their contribution forms, none of these contributions were directed by EOG or involved EOG funds;

- state that, with respect to the various state and national trade associations in which the company participates, we are not aware of any contributions made by these associations to political parties, candidates, organizations or campaigns that were funded with EOG membership dues;

- confirm that, while EOG benefits from the time such trade associations spend engaged in efforts to educate lawmakers and voters on issues relevant to the oil and gas industry as a whole, the activities of such trade associations are not controlled by EOG; and

- describe the Board's oversight of political contributions and activities and EOG's related policies and procedures – specifically, that the charter of the Nominating and Governance Committee of the Board (available under the "Investors – Corporate Governance" tab of EOG's corporate website) provides that the Nominating and Governance Committee will:

    - review, at least annually, the company's contributions to trade associations, including any amounts related to political activities and lobbying expenses, and review other political contributions or expenditures, if any, made by the company; and

    - review periodically the company's policies relating to the approval of, and use of corporate funds or property for, contributions to trade associations (including any amounts related to political activities and lobbying expenses) and other political contributions or expenditures.

Moreover, we intend to periodically (and at least annually) review and update (as appropriate) our "Political Contributions and Activities" disclosures, as is our practice for each of our other substantive disclosures on our corporate website.

Although these disclosures are included on EOG's website instead of in a published report as requested by the Proponent, EOG believes that its website disclosures implement the essential objective of the Proposal - in particular, by confirming, as noted above, that EOG does not utilize corporate funds to make political contributions. Moreover, EOG believes that its "Political Contributions and Activities" disclosures compare favorably with the guidelines of the Proposal.

CONCLUSION

Accordingly, it is our view that EOG may exclude the Proposal from its 2015 proxy materials pursuant to Rule 14a-8(i)(10). We request the Staff's concurrence with our view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if EOG so excludes the Proposal. If the Staff does not concur with the position discussed above, we would appreciate the opportunity to confer with the Staff concerning this matter prior to the issuance of its Rule 14a-8 response.

When a written response to this letter becomes available, please fax the letter to me at (713) 651-6261 or email it to me at michael_donaldson@eogresources.com. Should the Staff have any questions or need any further information, please feel free to call me at (713) 651-6260.

Sincerely,



Michael P. Donaldson
Vice President, General Counsel and Corporate Secretary

cc: **Mercy Investment Services, Inc.**
c/o Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
205 Avenue C, #10E
New York, NY 10009
Via email to vheinonen@mercyinvestments.org and
Via facsimile to (314) 909-4694

FISMA & OMB Memorandum M-07-16

Exhibit 1

Copy of the Proposal and Related Correspondence

Resolved, that the shareholders of **EOG Resources, Inc.** ("EOG" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

   a. The identity of the recipient as well as the amount paid to each; and

   b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting.

Supporting Statement

As long-term shareholders of EOG, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is in the best interest of the company and its shareholders. The Supreme Court said in its *Citizens United* decision: "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

Publicly available records show that EOG contributed at least $25,000 in corporate funds since the 2004 election cycle. (CQ: http://moneyline.cq.com and National Institute on Money in State Politics: http://www.followthemoney.org) Meanwhile, *The 2014 CPA-Zicklin Index of Corporate Political Disclosure and Accountability* rated EOG near the bottom among the largest 300 companies in the S&P 500, giving it just 29 points out of 100.

Relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including **Noble Energy, ConocoPhillips,** and **Phillips 66**, that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.


MERCY
INVESTMENT
SERVICES, INC

November 17, 2014

Michael P. Donaldson, Corporate Secretary
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson:

Mercy Investment Services, Inc. is the investment program of the Sisters of Mercy of the Americas, which has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long term business success. Mercy Investment Services, Inc., a long term investor, is currently the beneficial owner of shares of EOG Resources, Inc.

We request that EOG Resources provide a report, updated semiannually, disclosing your policies and procedures for political spending. As long-term shareholders of EOG Resources, we support transparency and accountability in corporate spending on political activities and believe such disclosure is in the best interest of both Company and shareholders.

Mercy Investment Services, Inc. is filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mercy Investment Services, Inc. has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership is being sent to you separately by our custodian, a DTC participant. Mercy Investment Services, Inc. is the primary filer for this resolution and I am authorized to withdraw the resolution for any co-filers. We look forward to conversation with you. Please direct any response to me via my contact information below.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u., Director, Shareholder Advocacy
Mercy Investment Services, Inc.
vheinonen@sistersofmercy.org

2039 North Geyer Road . St. Louis, Missouri 63131-3332 . 314.909.4609 . 314.909.4694 (fax)
www.mercyinvestmentservices.org



BNY MELLON

November 17, 2014

Michael P. Donaldson, Corporate Secretary
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

Re: Mercy Investment Services Inc.

Dear Mr. Donaldson:

This letter will certify that as of November 17, 2014 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 1370 shares of EOG Resources Inc.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of EOG Resources Inc. and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

Exhibit 2

EOG Correspondence to Proponent, Dated December 10, 2014

Amos Oelking

From: Amos Oelking
Sent: Wednesday, December 10, 2014 12:44 PM
To: vheinonen@mercyinvestments.org; Valerie Heinonen, o.s.u.; kcoll@che.org
Cc: Michael Donaldson; Iliana Galan; Rick Plaeger; Amos Oelking
Subject: EOG Resources - Shareholder Proposal Regarding Political Spending/Procedures Report
Attachments: EOG followup letter to Mercy Investment Services (with attachment)(shareholder proposal and 12-4-14 conference call re political contributions matters).pdf

Dear Sister Valerie and Sister Kathleen:

Thank you for your time last week in speaking with Rick Plaeger and I regarding your shareholder proposal.

As a follow-up to our discussion, attached is a letter from Michael Donaldson (EOG's Vice President, General Counsel and Corporate Secretary) regarding the disclosure posted to our corporate website earlier today regarding political contributions and activities. A copy of this new disclosure is attached to Mr. Donaldson's letter as well.

Sincerely,

Amos

Amos J. Oelking, III
Senior Counsel and Deputy Corporate Secretary
EOG Resources, Inc.
Office: (713) 651-7146
EOG Cell: (832) 641-6005
Fax: (713) 651-7147
Amos_Oelking@eogresources.com



Michael P. Donaldson
Vice President,
General Counsel and Corporate Secretary
EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(713) 651-6260
Fax: (713) 651-6261
Michael_Donaldson@eogresources.com

December 10, 2014

Via Email

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C, #10E
New York, NY 10009

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
CHE Trinity Health - East Division
3805 West Chester Pike
Newtown Square, PA 19073

RE: EOG Resources, Inc. ("EOG")

Dear Sister Valerie and Sister Kathleen:

On behalf of EOG and Rick Plaeger (EOG's Vice President, Government Relations), I am writing to thank you for discussing with EOG this past Thursday your shareholder proposal regarding corporate political expenditures and related policies and procedures. We appreciate your interest in this topic and your organizations' investments in EOG.

Per your suggestion, we have prepared and posted to our corporate website (under the "Corporate Governance" tab under "Investors") the attached disclosure regarding political contributions and related expenditures, EOG's policies regarding political contributions and related activities, EOG's participation in trade associations and the oversight provided by EOG's Board of Directors with respect to political contributions and related expenditures.

With these disclosures, we believe we have demonstrated to you our commitments to open communications with our stockholders and to transparency. With this in mind, we ask that you consider withdrawing your shareholder proposal.

Please do not hesitate to contact us should you have any further questions.

Sincerely,



Michael P. Donaldson

cc: Bill Thomas (Chairman of the Board and Chief Executive Officer, EOG Resources, Inc.)
Rick Plaeger
Amos Oelking



POLITICAL CONTRIBUTIONS AND ACTIVITIES

EOG Policies Regarding Political Contributions and Activities

As stated in the EOG Resources, Inc. Code of Business Conduct and Ethics for Directors, Officers and Employees, EOG respects and supports the rights of its directors, officers and employees to support political parties and candidates with their personal efforts and monetary contributions and to participate in political activities.

However, EOG directors, officers and employees may not make any contribution of Company funds, property or services to any political party or committee, or to any candidate for, or holder of, any office of any government, without the express approval of EOG's Chief Executive Officer. These restrictions also apply to use of Company resources, such as employee time, telephones, computers or supplies. The Company will also not reimburse employees for personal political contributions.

In addition, in participating in political activities, EOG directors, officers and employees must make clear that their views and actions are their own, and not those of the Company.

Political Contributions and Related Expenditures by EOG

EOG does not utilize corporate funds to make contributions to any federal, state or local political candidate, party, organization or campaign or to engage in "independent expenditures" or "electioneering" as defined under federal elections law. Additionally, EOG does not sponsor or administer a political action committee.

While third-party websites and reports may disclose personal political contributions made by individuals who have listed EOG as their employer on their contribution forms, none of these contributions were directed by EOG or involved EOG funds.

Trade Associations

Like other companies in the oil and gas industry, EOG participates in various state and national trade associations in order to advance its business interests. EOG is not aware of any contributions made by these associations to political parties, candidates, organizations or campaigns that were funded with EOG membership dues.

EOG acknowledges that it benefits from the time such trade associations spend engaged in efforts to educate lawmakers and voters on issues relevant to the oil and gas industry as a whole. These trade association activities are not, however, controlled by EOG. Moreover, these trade associations, which represent their collective membership and not individual member companies, take positions on a wide variety of matters, not all of which impact or are necessarily supported by EOG.

Board of Directors Oversight

Pursuant to its charter, the Nominating and Governance Committee of EOG's Board of Directors reviews, at least annually, the Company's contributions to trade associations, including any amounts related to political activities and lobbying expenses. The Committee also reviews other political contributions or expenditures, if any, made by the Company.

In addition, pursuant to its charter, the Committee reviews annually the Company's policies relating to the approval of, and use of corporate funds or property for, contributions to trade associations (including any amounts related to political activities and lobbying expenses) and other political contributions or expenditures.

Dated December 10, 2014

Exhibit 3

EOG Corporate Website Disclosures

"Political Contributions and Activities"

**(As currently published at:
http://www.eogresources.com/about/governance/political_activities_and_contributions.pdf)**


eog resources

POLITICAL CONTRIBUTIONS AND ACTIVITIES

EOG Policies Regarding Political Contributions and Activities

As stated in the EOG Resources, Inc. Code of Business Conduct and Ethics for Directors, Officers and Employees, EOG respects and supports the rights of its directors, officers and employees to support political parties and candidates with their personal efforts and monetary contributions and to participate in political activities.

However, EOG directors, officers and employees may not make any contribution of Company funds, property or services to any political party or committee, or to any candidate for, or holder of, any office of any government, without the express approval of EOG's Chief Executive Officer. These restrictions also apply to use of Company resources, such as employee time, telephones, computers or supplies. The Company will also not reimburse employees for personal political contributions.

In addition, in participating in political activities, EOG directors, officers and employees must make clear that their views and actions are their own, and not those of the Company.

Political Contributions and Related Expenditures by EOG

EOG does not utilize corporate funds to make contributions to any federal, state or local political candidate, party, organization or campaign or to engage in "independent expenditures" or "electioneering" as defined under federal elections law. Additionally, EOG does not sponsor or administer a political action committee.

While third-party websites and reports may disclose personal political contributions made by individuals who have listed EOG as their employer on their contribution forms, none of these contributions were directed by EOG or involved EOG funds.

Trade Associations

Like other companies in the oil and gas industry, EOG participates in various state and national trade associations in order to advance its business interests. EOG is not aware of any contributions made by these associations to political parties, candidates, organizations or campaigns that were funded with EOG membership dues.

EOG acknowledges that it benefits from the time such trade associations spend engaged in efforts to educate lawmakers and voters on issues relevant to the oil and gas industry as a whole. These trade association activities are not, however, controlled by EOG. Moreover, these trade associations, which represent their collective membership and not individual member companies, take positions on a wide variety of matters, not all of which impact or are necessarily supported by EOG.

Board of Directors Oversight

Pursuant to its charter, the Nominating and Governance Committee of EOG's Board of Directors reviews, at least annually, the Company's contributions to trade associations, including any amounts related to political activities and lobbying expenses. The Committee also reviews other political contributions or expenditures, if any, made by the Company.

In addition, pursuant to its charter, the Committee reviews annually the Company's policies relating to the approval of, and use of corporate funds or property for, contributions to trade associations (including any amounts related to political activities and lobbying expenses) and other political contributions or expenditures.

Dated December 10, 2014